North American Palladium Announces Year End 2011 Results

All figures are in Canadian dollars except where noted.

Toronto, Ontario, February 23, 2012 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE Amex: PAL) today announced financial and operational results for the year ended December 31, 2011.

“With significant development milestones achieved in 2011 and through the mine expansion investments that we plan to make in 2012, by the end of this year NAP will have established a solid foundation for steady production growth for many years to come,” said William J. Biggar, President & Chief Executive Officer. “We are off to a good start in 2012, with production and development to date in line with our expectations.”

2011 Highlights

  Invested $185.6 million in development in 2011: $148.3 million at the Lac des Iles (“LDI”) mine, and $37.3 million in the gold division;
  Produced 146,624 ounces of payable palladium in 2011 at a cash cost per ounce1 of US$448;
  2011 realized palladium selling price US$733 per ounce, giving a palladium operating margin of US$285 per ounce, or US$42 million;
  2011 revenue of $170.5 million;
  2011 adjusted EBITDA1 of $21.1 million;
  Invested $16.7 million in exploration in 2011: $10.0 million at LDI and $6.7 million in the gold division;
  Decision taken to restructure the gold division, including discontinuing production at Sleeping Giant mine due to insufficient operating margin, resulting in a fourth quarter non-cash impairment charge on gold assets of $49.2 million; and
  Subsequent to year end, established a $15.0 million capital lease line.

Financial Results2

Revenue for the year ended December 31, 2011 was $170.5 million compared to $107.1 million in the prior year. Revenue was $143.7 million from LDI, and $26.8 million from Sleeping Giant. During the year, the Company realized a palladium selling price of US$733 per ounce and a gold price of US$1,534 per ounce.

After incurring a non-cash $49.2 million asset impairment charge on the Company’s gold assets, and $16.7 million of exploration costs, the net loss for the year ended December 31, 2011 was $65.2 million or $0.40 per share compared to a net loss of $29.4 million or $0.21 per share in the prior year. Excluding the $49.2 million gold assets impairment charge, the net loss for the year was $16.0 million or $0.10 per share.

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Adjusted net income1 (which excludes exploration, asset impairment charges, and mine startup costs) was $0.7 million in 2011, compared to adjusted net income1 of $6.7 million in 2010.

Adjusted EBITDA1 (which excludes exploration expenses, asset impairment charges and mine startup costs) was $21.1 million in 2011, compared to $19.1 million in 2010.

For the year ended December 31, 2011, cash provided by operations prior to changes in non-cash working capital1 was $6.1 million, compared to cash used in operations of $12.0 million in the prior year, an improvement of $18.1 million.  This increase is due primarily to higher revenue net of production costs of $16.8 million and lower exploration expense of $13.5 million, partially offset by higher smelter, refining and royalty expense of $6.1 million and higher interest and other expense of $1.9 million.

During 2011, NAP invested $16.7 million in palladium and gold exploration, of which $10.0 million was at LDI, and $6.7 million was at the gold division. Development expenditures for 2011 amounted to $185.6 million, comprised of $148.3 million at LDI (including $143.1 million on the LDI mine expansion) and $37.3 million at the gold division (including approximately $28.2 million on the development at Vezza).

As at December 31, 2011, the Company had approximately $108.4 million in working capital, including $50.9 million cash on hand. Subsequent to year end, the Company established a $15.0 million capital lease line to fund equipment for the LDI mine expansion.

Operational Updates

Lac des Iles Palladium Mine

In 2011, LDI produced 146,624 ounces of payable palladium at a cash cost per ounce1 of US$448. Production costs per tonne of ore milled were $54. 2011 production at the LDI mine included the blending of underground ore with lower-grade surface sources.

During the year, 1,830,234 tonnes of ore were mined, of which 988,502 tonnes came from underground sources (with an average palladium mined grade of 5.7 grams per tonne), and 841,732 tonnes from surface sources (with an average palladium mined grade of 1.8 grams per tonne). For the year ended December 31, 2011, the LDI mill processed 1,689,781 tonnes of ore at an average palladium head grade at the mill of 3.7 grams per tonne, with a palladium recovery of 78.3%.

As discussed in the Company’s guidance news release issued on January 17, 2012, during 2011 NAP made significant progress in advancing the critical aspects of the mine expansion and remains on schedule to commission the shaft at the end of 2012. The shaft will allow LDI to increase its underground mining rate to 3,500 tonnes per day at the beginning of 2013, and then gradually increase the rate during 2013 and 2014 up to 5,500 tonnes per day starting in 2015, at which point the Company expects production to exceed 250,000 ounces at a cash cost per ounce1 of approximately US$200 (based on current by-product metal prices).

In 2011, the Company conducted 84,686 metres of drilling on the LDI property. The objective of the 2011 exploration program was to expand the Offset Zone, improve knowledge of the Offset Zone mineralization through infill drilling, and to identify potential surface targets. The final update on the 2011 program was recently released on January 30, 2011.

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Sleeping Giant Gold Mine

In 2011, the Sleeping Giant gold mine produced 14,623 ounces of gold at a cash cost per ounce1 of US$1,819. As disclosed in the Company’s guidance announcement (see news release dated January 17, 2012), the Company is discontinuing mining operations at the Sleeping Giant mine due to an insufficient operating margin. The mill will continue to operate and exclusively process Vezza’s ore as it ramps up production.

During the year, 73,701 tonnes of ore were hoisted and 74,154 tonnes processed from the Sleeping Giant mine, at an average head grade at the mill of 6.4 grams per tonne with a gold recovery of 96.4%. Production costs per tonne of ore milled were $426 for the year ended December 31, 2011.

Vezza Gold Mine

In 2011, the Company made good progress in the development work at Vezza to establish the mine for production in 2012. During the fourth quarter, the Company commenced processing a Vezza bulk sample of approximately 8,832 tonnes at the Sleeping Giant mill, returning results that were within management’s expectations. Until the mine reaches commercial production, all costs associated with achievement of commercial production (net of preproduction revenue from gold sales) are capitalized.

The Company expects commercial production at Vezza to commence at a mining rate of 750 tonnes per day in the second quarter. Following commencement of commercial production, the Company forecasts Vezza will produce approximately 30,000 ounces of gold at a cash cost per ounce1 of approximately US$1,150.

Outlook

Palladium spot prices averaged US$733 for the year ended December 31, 2011, ranging from a low of US$565 per ounce, to a high of US$859 per ounce. At the current price of US$719 per ounce, palladium has begun to recover from the lows seen in late 2011 stemming from the European debt crisis. The supply and demand fundamentals of palladium remain strong, and most forecasters continue to have a positive outlook. A supporting factor behind the positive outlook for the metal's future performance is the resilient industrial demand, increasing investment demand, and constrained global supply.

During the year, the Company plans to focus on the following milestones:

  Commissioning of the LDI mine shaft (target end of Q4, 2012);
  Completing the reserve and resource update for LDI (Q2, 2012);
  Achieving commercial production at the Vezza mine (Q2, 2012);
  Completing the reserve and resource update for Vezza (Q2, 2012); and
  Expanding reserves and resources at LDI through continuing exploration.

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In 2012, the Company forecasts palladium production from LDI in the range of 150,000 to 160,000 ounces at a cash cost per ounce between US$375 to US$400, and gold production from Vezza of approximately 30,000 ounces at a cash cost per ounce of approximately US$1,150.

2012 is expected to be a key transitional year for the Company, marked by the commissioning of the LDI shaft (targeted for the end of the year) and commencement of commercial production at Vezza (targeted for the second quarter of 2012). Through the accomplishment of these two key milestones, the Company will have established a solid foundation for production growth in 2013 and beyond.

Conference Call and Webcast Details

Date:	Friday, February 24, 2012
Time:	10:00 a.m. ET
Webcast:	www.nap.com
Live Call:	1-866-551-3680 or 1-416-849-8296 (PIN: 35313714, followed by # sign)
Replay:	1-866-551-4520 or 1-212-401-6750 (PIN: 279776, followed by # sign)

The conference call replay will be available for 90 days after the live event. An archived audio webcast of the call will also be posted to NAP’s website. Alternative international toll-free and toll access dial-in numbers for global conference participants are available on NAP’s website under the Conference Calls tab on the Investor Relations page.

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. NAP also operates the Vezza gold mine located in the Abitibi region of Quebec. The Company's shares trade on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7590 Ext. 7226

Email: camilla@nap.com

1 Non-IFRS measure. Please refer to Non-IFRS Measures in the MD&A.

2 NAP’s consolidated financial statements for the fourth quarter and year ended December 31, 2011 are available in the Appendix of this news release. Certain prior period amounts have been reclassified to conform to the presentation adopted in 2011. These financial statements should be read in conjunction with the notes and management’s discussion and analysis available at www.nap.com, www.sedar.com, and www.sec.gov.

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Cautionary Statement on Forward Looking Information

Certain information included in this news release constitutes 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate', 'forecast', and similar expressions identify forward-looking statements. Such statements include, without limitation, any information as to our future exploration, financial or operating performance, including: the Company's forward looking production guidance, projected capital expenditures, operating cost estimates, project timelines, mining and milling rates, the methods by which ore will be extracted, projected grades, mill recoveries, and other statements that express management's expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that metal prices will be consistent with the Company's expectations, that the exchange rate between the Canadian dollar and the United States dollar will be consistent with the Company's expectations, that there will be no significant disruptions affecting operations, that prices for key mining and construction supplies, including labour and transportation costs, will remain consistent with the Company's expectations, that the Company's current estimates of mineral reserves and resources are accurate, and that there are no material delays in the timing of ongoing development projects. The forward-looking statements are not guarantees of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risks that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that metal prices, foreign exchange rates or operating costs may differ from management's expectations, uncertainty of mineral reserves and resources, inherent risks associated with mining and processing, the risk that the Lac des Iles and Vezza mines and may not perform as planned and that the Offset Zone and other properties may not be successfully developed, and uncertainty of the ability of the Company to obtain financing. For more details on the factors, assumptions and risks see the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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Consolidated Balance Sheet
(expressed in thousands of Canadian dollars)

	December 31	December 31	January 1
	2011	2010	2010
ASSETS
Current Assets
Cash	$50,935	$75,159	$98,255
Accounts receivable	73,048	80,683	-
Taxes receivable	4,602	734	204
Inventories	20,046	27,487	25,306
Other assets	11,255	27,551	2,495
Total Current Assets	159,886	211,614	126,260
Non-current Assets
Mining interests	256,159	126,286	85,014
Reclamation deposit	-	10,537	10,503
Total Non-current Assets	256,159	136,823	95,517
Total Assets	$416,045	$348,437	$221,777
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$42,436	$39,859	$12,498
Current portion of obligations under finance leases	2,428	1,196	558
Provisions	1,000	1,000	1,000
Taxes payable	715	-	-
Current derivative liability	$4,875	-	-
Total Current Liabilities	51,454	42,055	14,056
Non-current Liabilities
Income taxes payable	2,648	936	1,573
Asset retirement obligations	20,881	12,594	13,602
Obligations under finance leases	2,104	1,195	576
Long-term debt	65,698	-	-
Deferred mining tax liability	4,264	1,207	832
Total Non-current Liabilities	95,595	15,932	16,583
Shareholders’ Equity
Common share capital and purchase warrants	740,888	702,787	574,878
Stock options and related surplus	7,859	5,596	4,242
Contributed surplus	8,873	5,537	6,079
Deficit	(488,624)	(423,470)	(394,061)
Total Shareholders’ Equity	268,996	290,450	191,138
Total Liabilities and Shareholders’ Equity	$416,045	$348,437	$221,777

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Consolidated Statement of Operations and Comprehensive Loss
(expressed in thousands of Canadian dollars)

	Three months ended December 31		Year ended December 31
	2011	2010	2011	2010
Revenue	$44,050	$39,502	$170,472	$107,098

Mining operating expenses
Production costs	33,120	21,556	121,258	74,709
Smelting, refining and freight costs	3,253	1,632	9,260	4,779
Royalty expense	1,688	2,018	5,819	4,202
Depreciation and amortization	4,298	3,846	17,604	15,590
Gold assets impairment charge	49,210		49,210	-
Loss (gain) on disposal of equipment	183	(373)	(950)	(270)
Other	1,352	(103)	1,352	-
Total mining operating expenses	93,104	28,576	203,553	99,010
Income (loss) from mining operations	(49,054)	10,926	(33,081)	8,088

Other expenses
Exploration	4,738	12,532	16,667	30,126
General and administration	2,805	2,859	12,283	10,648
Interest income	(209)	(286)	(2,817)	(2,917)
Interest expense and other costs	1,703	187	2,574	775
Foreign exchange loss (gain)	(38)	(15)	359	(23)
Total other expenses	8,999	15,277	29,066	38,609
Loss before taxes	(58,053)	(4,351)	(62,147)	(30,521)
Income and mining tax recovery (expense)	656	2,441	(3,007)	1,112
Loss and comprehensive loss for the period	$(57,397)	$(1,910)	$(65,154)	$(29,409)
Loss per share
Basic and diluted	$(0.35)	$(0.01)	$(0.40)	$(0.21)
Weighted average number of shares outstanding
Basic	162,817,095	147,537,429	162,011,253	141,537,377
Diluted	162,817,095	148,357,596	162,011,253	141,537,377

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Consolidated Statement of Cash Flows
(expressed in thousands of Canadian dollars)

	Three months ended December 31		Year ended December 31
	2011	2010	2011	2010
Cash provided by (used in)
Operations

Net loss for the period	$(57,397)	$(2,013)	$(65,154)	$(29,409)

Operating items not involving cash

Depreciation and amortization	4,298	3,846	17,604	15,590

Gold assets impairment charge	49,210	-	49,210	-

Accretion expense	535	52	794	209

Deferred income and mining tax expense (recovery)	838	(2,303)	1,214	(169)

Share-based compensation and employee benefits	730	544	3,404	1,911

Other	183	(363)	(950)	(161)
	(1,603)	(237)	6,122	(12,029)
Changes in non-cash working capital	(4,052)	(24,959)	12,972	(61,721)
	(5,655)	(25,196)	19,094	(73,750)
Financing Activities

Issuance of common shares and warrants, net of issue costs	(333)	6,816	61,916	101,074

Issuance of long-term debt, net of issue costs	69,656	-	69,656	-

Repayment of obligations under finance leases	(220)	(267)	(1,570)	(1,721)

Interest paid	(157)	(38)	(157)	(142)

Mine reclamation deposit	2,100	-	10,537	-
	71,046	6,511	140,382	99,211
Investing Activities

Additions to mining interests	(52,565)	(20,142)	(185,633)	(49,364)

Proceeds on disposal of mining interests	630	372	1,933	807
	(51,935)	(19,770)	(183,700)	(48,557)
Decrease in cash	13,456	(38,455)	(24,224)	(23,096)

Cash, beginning of period	37,479	113,614	75,159	98,255

Cash, end of period	$50,935	$75,159	$50,935	$75,159

Cash and cash equivalents consisting of:

Cash	$50,603	$75,159	$50,603	$75,159

Short-term investments	332	-	332	-
	$50,935	$75,159	$50,935	$75,159
Foreign exchange included in cash balance	$66	$(9)	$66	$(9)

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